TELEPHONE: 852-2826-8688 FACSIMILE: 852-2522-2280 WWW.SULLCROM.COM PARTNERS WILLIAM Y. CHUA MICHAEL G. DESOMBRE KAY IAN NG CHUN WEI GWEN WONG	28th Floor Nine Queen’s Road Central Hong Kong WITH AFFILIATED OFFICES IN BEIJING • TOKYO MELBOURNE • SYDNEY FRANKFURT • LONDON • PARIS LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

CONFIDENTIAL TREATMENT REQUESTED BY
FEISHANG ANTHRACITE RESOURCES LIMITED

December 11, 2013

Mr. John Reynolds,

Assistant Director,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C., 20549,

U.S.A.

Re:                                   Feishang Anthracite Resources Limited
Confidential Submission of
Revised Draft Registration Statement on Form 20-F

Dear Mr. Reynolds:

On behalf of Feishang Anthracite Resources Limited (the “Company”), we have set forth below the Company’s responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 4, 2013, relating to the Company’s draft registration statement on Form 20-F (the “Registration Statement”) submitted on November 19, 2013. On behalf of the Company, we wish to thank you and the other members of the Staff for the helpful comments.

Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in the Registration Statement. The Company has responded to each of the Staff’s comments by revising the Registration Statement in light of the comment, providing an explanation if the Company has not yet fully responded to the comment or providing supplemental information as requested.

As noted in a prior submission letter, the Registration Statement includes: (1) an information statement (the “Information Statement”) to be distributed to the shareholders of China Natural Resources, Inc. (“CHNR”) in connection with the proposed spin-off of the Company by CHNR (the “Spin-Off”); and (2) the listing document (the “Hong Kong Listing Document”) relating to the proposed listing of the Company’s ordinary shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in connection with the Spin-Off.  Each of the Information Statement and the Hong Kong Listing Document forms a part of the Registration Statement.

The Company respectfully advises the Staff that it has included in the revised draft of the Registration Statement the revised draft of the Hong Kong Listing Document, which reflects revisions made in response to the comments received from the Hong Kong Stock Exchange as well as the Staff. The revised draft of the Hong Kong Listing Document included in the draft Registration Statement is in substantially the form submitted to the Hong Kong Stock Exchange on December 10, 2013, except for certain updates since December 10, 2013 and certain omissions as more fully described in the Information Statement.

For your convenience, we have included the Staff’s comments below in italics and keyed the Company’s responses accordingly. Capitalized terms used in this response letter but not otherwise defined herein have the meaning ascribed to them in the Information Statement and the Hong Kong Listing Document, each of which forms a part of the Registration Statement.

Form 20-F

General

1.                                      We note your response to comment 1 of our letter dated September 11, 2013. Please note that we may have comments once we are able to access your website.

The Company respectfully acknowledges the Staff’s comment.

2.                                      In order to expedite our review of any amendments filed, it is recommended that the company provide the staff with marked copies of Exhibit 15.1 going forward.

The Staff’s comment is duly noted.  The Company has included marked copies of Exhibit 15.1 in this letter, and will provide to the Staff with marked copies of Exhibit 15.1 in any subsequent submissions.

3.                                      We note your response to comment 31 from our letter dated September 12, 2013 and we do not concur with your assessment. Paragraph (b)(5) of Industry Guide7 applies to the requirements associated with foreign or state law, whereas you have referenced exchange listing rules as the basis for the inclusion of this disclosure. Please revise to remove the technical report from your filing. If you continue to believe that you meet the requirements in paragraph (b)(5) of Industry Guide 7, please provide the staff with additional materials to substantiate your claim.

The Company respectfully acknowledges the Staff’s request and has removed the technical report from its filing.

4.                                      Additionally, we note you now include estimates of mineralized materials other than proven or probable mineral reserves in your disclosure. Please revise to remove these estimates.

The Company respectfully acknowledges the Staff’s request and has removed the estimates of mineralized materials other than proven or probable mineral reserves in its disclosure.

Exhibit 15.1

Information Statement

Summary, page IS-6

5.                                      We note your response to comment 6 in our letter dated September 11, 2013. Please further revise your disclosures to include a subject heading informing readers that this is a non-GAAP measure reconciliation for total cash operating costs. In doing also revise to disclose that cost of sales is the amount presented in the financial statements.

The Company has revised the disclosure on page 3 of the Hong Kong Listing Document in response to the Staff’s comment.

Summary Historical Financial Information, page II-SS

6.                                      We note your response to comment 7 in our letter dated September 11, 2013. Please expand your introductory disclosure to briefly summarize the reasons you have omitted the financial information for years 4 and 5.

The Company has revised the disclosure on page IS-13 of the Information Statement in response to the Staff’s comment.

Consolidated Statements of Financial Position, page F-5

7.                                      We note your response to comment 9 in our letter dated September 11, 2013. In your next amendment please remove these net subtotal amounts from the face of the financial statements. Paragraph 4 of Appendix 16 of the Hong Kong Listing Rules permits the information to be disclosed in the notes to the financial statements.

In response to the Staff’s comment, the Company has removed the net subtotal amounts from the face of the financial statements and included such amounts in note 1.1 to the financial statements.

1.2 Significant Events, page F-11

8.                                      We note your response to comment 10 in our letter dated September 11, 2013. Please tell us why the cash payments to acquire or obtain control of these subsidiaries were not presented as cash outflows from investing activities. See paragraph 39 of IAS 7. In doing so please include the basis in accounting for classifying the cash outflows within financing activities.

The Company respectfully advises the Staff that cash payments to Feishang Group Limited of RMB10.0 million in 2010 as well as cash payments to CHNR of RMB70.0 million in 2010 and RMB1.02 million in 2011 were internal group financing activities involving entities all controlled by Li Feilie, the Company’s ultimate controlling shareholder, and were accounted for using merger accounting similar to pooling of interest method instead of business combination accounting pursuant to IFRS 3.

In particular, as disclosed in note 2.1 to the Company’s consolidated financial statements on page F-13 of the Information Statement, the consolidated financial statements were prepared as if the Group structure had been in existence as of January 1, 2010.

As a result, the cash payments referred to above were treated as repayments to related companies rather than as payments for acquiring control of the subsidiaries as set forth in paragraph 39 of IAS 7, and were required to be classified as cash outflows from the Company’s financing activities pursuant to IAS 7.17(d) (as opposed to cash outflows from investing activities).

28. Share-Based Compensation, F-48

9.                                      We note your response to comment 13 in our letter dated September 11, 2013 and acknowledge the revised disclosures under the heading. Based on your disclosure it appears that Mr. Li Feilie provided his services in exchange for a one million stock options. If true it is still unclear to us why the share based compensation expense is described as a deemed contribution rather than stock compensation expense. In your response please explain why this fact pattern is different from a typical service for share based performance arrangement and your basis for using the description deemed contribution.

The Company respectfully advises the Staff that the stock options were granted by the Company’s parent, CHNR (and not the Company), to Mr. Li and are exercisable for common shares of CHNR.  As a result, the Company has no obligation to settle any exercise of such stock options by Mr. Li.

Since Mr. Li provided his services to the entire CHNR group, including the Company and its subsidiaries and serves as the Chief Executive Officer as well as a director of the Company, the Company recognized such stock options as share-based compensation expense at the allocated fair value of the stock options to the Company based on the contribution of Mr. Li to the Company in accordance with paragraph 43B of IFRS 2, with a corresponding increase in equity as a contribution from the Company’s parent in accordance with paragraph B53 of IFRS 2. Such stock options are treated as a “deemed contribution” because the contribution is not an actual cash contribution and CHNR and the Company has agreed that no compensation is required from the Company for such contribution.

In a typical share based performance compensation arrangement where a company grants share options to its employee to purchase its shares, the company generally measures the services received from the employees and recognizes the corresponding increase in equity at the fair value of the services received or, in case the fair value cannot be estimated reliably, by reference to the fair value of the shares granted in accordance with paragraph 10 of IFRS 2.

34. Transfers of Financial Assets, page F-55

10.                               We note your response to comment 16 in our letter dated September 11, 2013. Please provide us a more fulsome response and specifically explain how you were able to transfer substantially all of the risks and rewards to derecognize the receivables and payables associated with the derecognized bills. Include your considerations of the criteria in paragraphs 18 through 20 of IAS 39.

The Company respectfully advises the Staff that when the Company assessed whether it transferred substantially all risks and rewards of ownership of the bills receivable accepted by banks in the PRC (the “Bank Bills”) upon its endorsement, the Company considered following factors in accordance with paragraphs 18 through 20 of IAS 39:

(i) by endorsing the Bank Bills, the Company transferred the contractual rights to receive the cash flows of the Bank Bills pursuant to the Law of Negotiable Instruments of the PRC;

(ii) if the acceptance bank defaults, the transferee has a right of recourse against the transferor or any party who previously endorsed the Bank Bills pursuant to the Law of Negotiable Instruments of the PRC; and

(iii) because the Bank Bills were issued by reputable commercial banks with good credit ratings in the PRC, the directors of the Company assessed and determined that the risk of default by the acceptance banks is low, and consequently determined that the risk of recourse against the Company is remote.

As a result, the Company transferred and did not retain substantially all risks or rewards of the ownership of the Bank Bills upon its endorsement of the Bank Bills.

Regulation, page 72

11.                               We reissue the second and third sentences of our prior comment 18. Additionally, please make clear what is meant by “restricted” and whether you deem your business to not be included in that category.

The Company has revised the disclosure on page 80 of the Hong Kong Listing Document in response to the Staff’s comment.

Directors and Senior Management, page 201

12.                               We note your revised disclosure in response to comment 26 of our letter dated September 11, 2013. In particular, we note the use of the word “retire.” Please clarify whether your directors simply serve three years as a director and then are no longer with the company. If this is not the case, please clarify director terms and whether your directors are subject to an election.

The Company has revised the disclosure on page 215 of the Hong Kong Listing Document in response to the Staff’s comment.

13.                               We note your response to comment 27 of our letter dated September 11, 2013. Please revise your disclosure to accurately depict your current situation. In this regard, we note that you have not yet entered into service contracts with your executive directors and independent non-executive directors but your disclosure on page 201 says otherwise.

The Company has revised the disclosure on page 215 of the Hong Kong Listing Document in response to the Staff’s comment.

*    *    *

Please direct any questions you may have to the undersigned (tel: 011-852-2826-8632; e-mail: chuaw@sullcrom.com) or Henry Li (tel: 011-852-2826-8677; e-mail: lih@sullcrom.com). Any correspondence or documents may also be faxed to our attention at 1-212-558-3588.

Questions pertaining to accounting and auditing matters may be directed to Bennett Wai (tel: 011-86-10-5815-3376; e-mail: bennett.wai@cn.ey.com) of Ernst & Young, the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ William Y. Chua p.p.
William Y. Chua

(Enclosures)

cc:                                Mr. Bonaventure M.W. Yue

Chief Financial Officer

(Feishang Anthracite Resources Limited)

Mr. Bennett Wai
(Ernst & Young)

Henry Li, Esq.
(Sullivan & Cromwell)

Ms. Erin Wilson

Mr. David Link

(Securities and Exchange Commission)